UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

001-36026

333-195506

333-195506-2

ATHLON ENERGY INC.

ATHLON HOLDINGS LP

ATHLON FINANCE CORP.

(Exact Name of Registrant as Specified in its Charter)

420 Throckmorton Street, Suite 1200

Fort Worth, TX 76102

Telephone: (817) 984-8200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.375% Senior Notes due 2021

Guarantees of 7.375% Senior Notes due 2021

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 17, 2014

ATHLON ENERGY INC. ATHLON HOLDINGS LP ATHLON FINANCE CORP.

By:		/s/ Andrew L. Rogers

	Name:	Andrew L. Rogers
	Title:	Vice-President